UNITED OVERSEAS BANK 大華銀行

02042746

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN2002/UOB2002/UOB-A21/atl

82-2947

10 July, 2002

SUPPL

02 JUL 24 AM 10:54

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

ANNOUNCEMENT ON UNITED OVERSEAS BANK PHILIPPINES

Dear Sir

We enclose a copy of our News Release dated 10 July 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

Vivien Chan
Company Secretary

Enc

dlw 7/22

NEWS RELEASE

40/02

10 July 2002

Announcement On United Overseas Bank Philippines

Dear Sir/Mdm

We are pleased to announce that United Overseas Bank Limited (UOB) has received approvals from the relevant authorities to acquire the remaining 40% shareholding interest in UOB Philippines from the minority shareholders. The completion of the purchase will make UOB Philippines a wholly-owned subsidiary of UOB.

We enclose, for your information, a joint statement from UOB and its Filipino partners in UOB Philippines.

For clarification, please contact:

UOB Corporate Affairs
Fax: 6538 2559

Peter Heng
Tel: 6539 3980
Email: Peter.HengYS@UOBgroup.com

Nancy Lai
Tel: 6539 3986
Email: Nancy.Lai@UOBgroup.com

Enc.

Announcement On United Overseas Bank Philippines

United Overseas Bank Ltd. (UOBL), one of Singapore's leading banks, formally acquired the remaining Filipino shareholdings in United Overseas Bank Philippines (UOBP) last Friday night and is now readying the infusion of more funds into UOBP to reposition its local operations and support its growth and capitalise on market opportunities.

"The agreement was beneficial to all the parties and certainly to UOBP which can now concentrate on building up its business as a commercial bank," the Singaporean and Filipino partners said.

UOBL said its resulting 100% ownership of the local bank gives it a free hand in running UOBP and "certainly encourages us to put in more money into it because we want our local operations to be a strong integral part of our regional expansion strategy."

It added that the bank will "aggressively address" the weaknesses in its loan portfolio and operations to further strengthen the bank.

Under the agreement, part of the settlement proceeds would also be used to repay loans due from borrowers related to the previous shareholders. The Filipino partners would also help UOBP in the collection effort of P1.4Billion (S$49 million) in past due loans. These loans were acquired from Westmont Bank, UOBP's predecessor.

"We want UOBP to be one of the most stable banks in the local banking system, with enough capitalisation and a healthy loan portfolio. We will also be more aggressive in our marketing position henceforth," UOBP said.

After the acquisition, UOBP will now be a wholly-owned foreign bank with one of the largest branch networks operating locally. The 100% ownership is now allowed under the General Banking Act of 2000.

UOBL, the mother company in Singapore, has global assets of US$64 billion (S$113 billion), roughly equivalent of the assets of the entire Philippine banking system.

It has a presence in 18 countries and is now in the process of strengthening its regional business.

"The Philippine operations are an integral part of our strategy to be a major player in the region which holds so much potential in growth outside of Singapore," UOBL said.